T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2017 Results
Toronto, Ontario (February 22, 2018) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2017 and reviewed its operating, exploration and development activities.
“We executed on a number of operational and strategic objectives in 2017, all of which continue to strengthen our outlook. We met guidance with a 10% increase in production to a new record of 429,400 ounces while delivering an 8% decrease in all-in sustaining costs. This drove strong free cash flow growth from our operations and our best financial performance in years,” said John A. McCluskey, President and Chief Executive Officer.
“With a solid operating base of 500,000 ounces of annual production we expect further growth in 2018 and remain focused on continuing to expand margins and cash flow over the next several years. We’re making good progress within our development pipeline with construction activities at Kirazlı ramping up, and we continue to expand the size and quality of our long life mineral reserve base. Combined with a peer-leading, debt free balance sheet, Alamos is well positioned to deliver sustainable, long-term shareholder value,” Mr. McCluskey added.
Fourth Quarter 2017 Highlights

•	Completed the acquisition of Richmont Mines Inc. (“Richmont”) and its Island Gold mine, a high-grade, long life asset in Ontario, Canada

•
Produced a record 120,300 ounces of gold at cost of sales of $1,077 per ounce, total cash costs[1] of $753 per ounce and all-in sustaining costs ("AISC")[1] of $902 per ounce. This included a record 56,500 ounces from Young-Davidson, 42,700 ounces from Mulatos, 12,100 ounces from El Chanate and 9,000 ounces from Island Gold (following completion of the Richmont acquisition on November 23, 2017)

•	Sold 126,786 ounces of gold at an average realized price of $1,275 per ounce for record revenues of $161.7 million

•
Reported a net loss of $4.7 million, or $0.01 per share, which was impacted by transaction costs related to the Richmont acquisition of $5.1 million ($0.02 per share), a fair value accounting adjustment on the Island Gold acquisition of $4.1 million net of tax ($0.01 per share) and unrealized foreign exchange losses of $5.1 million ($0.02 per share) recorded within both deferred taxes and foreign exchange

•	Generated cash flow from operating activities of $48.6 million ($52.7 million before changes in working capital1), reflecting lower cash costs and stronger operating margins

•
Generated $37.1 million in mine-site free cash flow[1], including a record $16.4 million at Young-Davidson. Company-wide, approximately $19 million of free cash flow[1] was generated excluding transaction costs of $10 million paid related to the Richmont acquisition

•	Ended the quarter with no debt and $236.6 million in cash and cash equivalents and equity securities, up from $167.7 million as of September 30, 2017

•	Reported a positive feasibility study for the Lynn Lake gold project located in Manitoba, Canada

•	Achieved a significant safety milestone of five million hours without a lost-time incident ("LTI") at El Chanate

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

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Full Year 2017 Highlights

•
Produced a record 429,400 ounces of gold in 2017 marking a 10% increase from 2016, including approximately one month of production from Island Gold. Gold production was above the mid-point of 2017 production guidance and marked the third consecutive year production guidance has been achieved

•	Achieved the top end of production guidance at Island Gold, Mulatos and El Chanate

•	Sold 430,115 ounces of gold at an average realized price of $1,262 per ounce for record revenues of $542.8 million

•	Cost of sales per ounce of gold sold of $1,062, and total cash costs of $770 both improved relative to 2016

•	Significantly improved the Company's cost profile with all-in sustaining costs of $933 per ounce, an 8% reduction compared to 2016

•	Realized net earnings of $27.4 million, or $0.09 per share

•
Generated positive free cash flow at each of the Company's operations for total mine-site free cash flow of $77.5 million, including record free cash flow at Young-Davidson. Mine-site free cash flow more than doubled from $35.4 million in 2016, reflecting stronger production, lower costs and lower capital spending

•	Strengthened the balance sheet with the repurchase and retirement of $315 million senior secured notes in April

•	Enhanced liquidity with an amendment to the undrawn revolving credit facility including an increase in the size of the facility to $400 million on peer-leading terms

•	Returned $6.0 million in the form of dividends to shareholders

•	Completed construction of La Yaqui Phase I on budget and ahead of schedule with the first gold pour in August

•
Reported positive feasibility studies for the Kirazlı and Aği Daği projects in Turkey, and the Lynn Lake project in Manitoba Canada, outlining more than 400,000 ounces of combined annual production growth potential

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Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$161.7	$132.2	$542.8	$482.2
Cost of sales (1)	$136.6	$121.6	$456.8	$429.3
Earnings from operations	$17.1	$3.5	$56.0	$21.3
Net (loss) earnings	($4.7)	($20.6))	$26.6	($17.9)
Cash provided by operations before working capital and cash	$52.7	$34.0	$183.3	$148.0
Cash provided by operating activities	$48.6	$38.3	$163.5	$135.7
Capital expenditures (sustaining) (2)	$11.5	$12.3	$42.7	$49.2
Capital expenditures (growth) (2),(3)	$27.7	$25.2	$119.8	$97.3
Operating Results
Gold production (ounces) (4)	120,300	105,676	429,400	392,000
Gold sales (ounces)	126,786	107,505	430,115	389,151
Per Ounce Data
Average realized gold price	$1,275	$1,230	$1,262	$1,239
Average spot gold price (London PM Fix)	$1,275	$1,222	$1,257	$1,251
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,077	$1,131	$1,062	$1,103
Total cash costs per ounce of gold sold (2)	$753	$842	$770	$797
All-in sustaining costs per ounce of gold sold (2)	$902	$1,033	$933	$1,010
Share Data
Earnings per share, basic and diluted	($0.01)	($0.08)	$0.09	($0.07)
Weighted average common shares outstanding (basic) (000’s)	337,178	267,067	305,521	265,234
Financial Position (in millions)
Cash and cash equivalents			$200.8	$252.2
Total debt and financing obligations			$7.5	$304.9

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

(4)
Gold production from Island Gold have been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

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	Three Months Ended December 31,		Years Ended December 31,
	2017	2016 (1)	2017	2016 (1)
Gold production (ounces)
Young-Davidson	56,500	44,662	200,000	170,000
Mulatos	42,700	44,900	160,000	154,000
Island Gold (1)	9,000	—	9,000	—
El Chanate	12,100	16,114	60,400	68,000
Gold sales (ounces)
Young-Davidson	52,475	40,934	197,937	168,979
Mulatos	50,006	50,178	159,276	151,337
Island Gold (1)	11,720	—	11,720	—
El Chanate	12,585	16,393	61,182	68,835
Cost of sales (in millions)(2)
Young-Davidson	$58.1	$44.1	$213.4	$183.7
Mulatos	$47.7	$56.8	$153.0	$164.6
Island Gold (1)	$13.4	—	$13.4	—
El Chanate	$17.4	$20.7	$77.0	$81.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,107	$1,077	$1,078	$1,087
Mulatos	$954	$1,132	$961	$1,088
Island Gold (1)	$1,143	—	$1,143	—
El Chanate	$1,383	$1,263	$1,259	$1,177
Total cash costs per ounce of gold sold (3)
Young-Davidson	$690	$667	$658	$657
Mulatos	$762	$877	$775	$838
Island Gold (1)	$401	—	$401	—
El Chanate	$1,311	$1,171	$1,188	$1,052
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$859	$926	$834	$897
Mulatos	$798	$931	$835	$916
Island Gold (1)	$546	—	$546	—
El Chanate	$1,335	$1,190	$1,218	$1,069
Capital expenditures (growth and sustaining) (in millions)(3)
Young-Davidson	$17.0	$22.6	$80.3	$94.6
Mulatos(5)	$9.0	$9.5	$43.9	$32.9
Island Gold (1),(5)	$4.8	—	$4.8	—
El Chanate	$0.2	$0.2	$1.4	$0.8
Other	$8.2	$5.2	$32.1	$18.2

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration.

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Outlook and Strategy

	2018 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other Development(2)	Total
Gold production (000’s ounces)	200-210	150-160	90-100	40-50	—	—	480-520
Cost of sales, including amortization (in millions)(4)	$220	$147	$112	$57	—	—	$536
Cost of sales, including amortization ($ per ounce)(4)	$1,075	$950	$1,175	$1,270	—	—	$1,075
Total cash costs ($ per ounce)(1)	$675	$800	$575	$1,200	—	—	$740
All-in sustaining costs ($ per ounce)(1)					—	—	$950
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$850	$900	$825	$1,200	—	—	—
Capital expenditures (in millions)
Sustaining capital(1)	35-40	8-10	25-27	—	—	—	68-77
Growth capital(1)	35-40	18-20	25-28	—	$100	$46 (2)	224-234
Total capital expenditures(1)	70-80	26-30	50-55	—	$100	$46	$292-$311

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

The Company executed on several strategic priorities in 2017, all of which support its objective of increasing cash flow from its operations while advancing its portfolio of low-cost development projects. This included delivering record gold production of 429,400 ounces at an 8% decrease in all-in sustaining costs. This drove mine-site free cash flow to $78 million, up nearly 120% from 2016. Additionally, the Company strengthened its operating base through the acquisition of the Island Gold mine, adding a third core, low-cost, long life operation, which will be a strong driver of free cash flow growth in the years ahead. The Company also made significant progress advancing its development pipeline including the completion of three positive feasibility studies, construction of La Yaqui Phase I ahead of schedule and on budget, and initiating development of Kirazlı.
The strong operational performance is expected to continue into 2018 with gold production expected to increase to a range of 480,000 to 520,000 ounces, a 16% increase over 2017 (based on the mid-point of guidance). All-in sustaining costs are expected to average $950 per ounce, supporting strong ongoing operating margins and mine-site free cash flow. Capital spending at the four operating mines is expected to total between $146 and $165 million. The Company expects stronger gold production, lower costs and a lower rate of capital spending in the second half of 2018, all of which is expected to contribute to higher mine-site free cash flow compared to the first half of the year.
Young-Davidson is expected to produce between 200,000 and 210,000 ounces in 2018 at mine-site all-in sustaining costs of $850 per ounce. Capital spending at Young-Davidson in 2018 is expected to be between $70 and $80 million, including $35 to $40 million of sustaining capital. Capital spending will be focused on ongoing development and lower mine infrastructure. The tie in of the upper and lower mines is expected to be completed in the fourth quarter of 2019 which will temporarily limit underground throughput. Following completion of the tie in, underground mining rates are expected to increase above 7,500 tpd supporting higher production rates and free cash flow in 2020 and beyond.
Island Gold is expected to produce 90,000 to 100,000 ounces in 2018 at mine-site all-in sustaining costs of $825 per ounce, both consistent with the Phase I expansion preliminary economic assessment (“PEA”) released in 2017. With the addition of a second mine in Ontario, the Company is evaluating opportunities to reduce costs through purchasing, tax and other synergies.
The Phase I expansion of the Island Gold mill to 1,100 tpd remains on track and is expected to be completed in the second half of 2018. This is expected to drive strong production growth and lower costs in the fourth quarter and into 2019. Combined with lower capital spending, the Company expects significant free cash flow growth in 2019. In parallel to the Phase I expansion, the Company will continue an aggressive exploration program at Island Gold which has been successful in driving nearly a 400% increase in Mineral Reserves and 60% increase in grade since 2014. Ongoing

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exploration success will be incorporated into an evaluation of the most effective and economic approach to a Phase II expansion of the operation beyond 1,100 tpd.
Total production from the Mulatos district (including La Yaqui Phase I) is expected to be between 150,000 to 160,000 ounces in 2018 at mine-site all-in sustaining costs of $900 per ounce. Capital spending is expected to total $26 to $30 million, including $8 to $10 million of sustaining capital.
Annual gold production at Mulatos is expected to remain in a similar range of 150,000 to 160,000 ounces per year between 2018 and 2020, at declining costs. The decline will be driven in part by the construction of a power line which will connect the mine to lower cost grid power, and the end of the 5% royalty at Mulatos in 2019. Approximately 200,000 ounces remain subject to the royalty after which costs will decrease by $65 per ounce (assuming spot gold prices of $1,300 per ounce).
El Chanate is expected to produce 40,000 to 50,000 ounces in 2018, down from 2017 reflecting lower mining rates with mining activities expected to cease mid-2018. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching. This will be lower cost and higher margin production with mining activities completed and is expected to drive higher mine-site free cash flow from the operation.
The Company expects combined annual gold production of at least 500,000 ounces from its existing operations in 2019 and 2020 with low cost production growth from Island Gold offsetting higher cost production from El Chanate. Consolidated all-in sustaining costs are expected to decrease in 2019 reflecting the completion of the Phase I expansion at Island Gold and end of the 5% royalty at Mulatos, with a further decrease expected in 2020 reflecting higher underground mining rates at Young-Davidson. Similarly, capital spending at existing operations is expected to trend lower in 2019 and 2020 reflecting the completion of the Phase I expansion at Island Gold and lower mine infrastructure at Young-Davidson. Combined with declining operating costs, the Company expects strong free cash flow growth from its operations over the next three years.
Capital spending on development projects, including capitalized exploration, is expected to total $146 million in 2018, of which $100 million relates to construction on the Kirazlı project. The remainder of the spending is comprised of capitalized exploration at Island Gold, Mulatos and Lynn Lake and advancing permitting and development of Cerro Pelon, La Yaqui Grande and Lynn Lake. The Company has also increased its global exploration budget to $36 million, up 50% from 2017 with nearly 80% of the spending to be focused on Island Gold and Mulatos.
Approximately 80% of the 2018 budget for Kirazlı is contingent upon, and will be spent following receipt of the GSM (Business Opening and Operation) permit. Pending receipt of final permits, Kirazlı is expected to produce more than 100,000 ounces in 2020, its first full year of production, at mine-site all-in sustaining costs of less than $400 per ounce. This is expected to drive company-wide production above 600,000 ounces in 2020, representing more than 20% growth from 2018, while further lowering the Company’s cost profile.
The Company is well positioned to fund this growth having significantly de-risked its balance sheet over the past year with the repayment of the $315 million senior secured notes in April 2017. The Company is debt free with growing cash flow from its operations and over $635 million of cash and available liquidity under the Company's credit facility.

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Fourth Quarter and Full Year 2017 Results
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	56,500	44,662	200,000	170,000
Gold sales (ounces)	52,475	40,934	197,937	168,979
Financial Review (in millions)
Operating Revenues	$66.8	$51.2	$249.7	$211.9
Cost of sales (1)	$58.1	$44.1	$213.4	$183.7
Earnings from operations	$8.7	$7.1	$36.3	$28.2
Cash provided by operating activities	$33.4	$26.0	$114.5	$98.4
Capital expenditures (sustaining) (2)	$8.7	$10.5	$34.1	$40.0
Capital expenditures (growth) (2)	$8.3	$12.1	$46.2	$54.6
Mine-site free cash flow (2)	$16.4	$3.4	$34.2	$3.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,107	$1,077	$1,078	$1,087
Total cash costs per ounce of gold sold (2)	$690	$667	$658	$657
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$859	$926	$834	$897
Underground Operations
Tonnes of ore mined	664,847	614,101	2,423,289	2,199,857
Tonnes of ore mined per day ("tpd")	7,227	6,675	6,639	6,011
Average grade of gold (4)	2.70	2.40	2.69	2.54
Metres developed	2,776	3,044	12,787	12,379
Unit mining costs per tonne	$34	$32	$34	$33
Unit mining costs per tonne (CAD)	$44	$42	$44	$43
Mill Operations
Tonnes of ore processed	716,273	694,753	2,735,267	2,629,032
Tonnes of ore processed per day	7,786	7,552	7,494	7,183
Average grade of gold (4)	2.59	2.18	2.47	2.19
Contained ounces milled	59,561	48,755	217,184	184,928
Average recovery rate	92%	90%	92%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced a record 56,500 ounces of gold in the fourth quarter of 2017, 27% higher than the same period of 2016 and exceeding the previous record set in the third quarter of 2017. The increase in production reflects record underground mining rates and an increase in mill throughput during the quarter.
The Company mined a record 664,847 tonnes of ore from underground in the fourth quarter of 2017, or 7,227 tpd, a 10% increase from the previous quarter and 8% higher than the prior year period. The Company expects underground mining rates to average more than 7,000 tpd in 2018, up from an average of 6,639 tpd in 2017, driving stronger gold production and free-cash flow. Underground grades in the fourth quarter were 2.70 g/t Au, and averaged 2.69 g/t Au for the full year, consistent with the mineral reserve grade, and higher than the prior year period.
During the fourth quarter, 716,273 tonnes, or 7,786 tpd, were processed through the mill with grades averaging 2.59 g/t Au. Grades were higher than the prior year period reflecting a higher contribution of underground tonnes as well as higher underground grades mined. Mill throughput increased compared to the third quarter of 2017 reflecting the commissioning of the pebble crusher in the fourth quarter. Mill recoveries of 92% were consistent with expectations and higher than the prior year period.
Financial Review
For the three months ended December 31, 2017, revenues of $66.8 million were $15.6 million higher than the prior-year period, reflecting more ounces sold and a higher realized gold price. For 2017, revenues of $249.7 million were

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$37.8 million higher than the prior year period, attributable to both to a higher realized gold and a higher number of ounces sold.
In the fourth quarter of 2017, cost of sales of $58.1 million were higher than the prior year period reflecting higher gross costs from additional tonnes mined and milled, as well as a stronger Canadian dollar. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $213.4 million were $29.7 million higher than the prior-year period, reflecting more tonnes mined and milled and a stronger Canadian dollar.
Total cash costs in the fourth quarter were $690 per ounce, representing a 3% increase from the fourth quarter of 2016. The increase was attributable to a stronger Canadian dollar and a higher proportion of operating development which is reflected in cash costs rather than capital. Underground unit mining costs were $34 per tonne in the fourth quarter, slightly higher than the prior year period as the benefit of higher underground mining rates was offset by a stronger Canadian dollar. Further strengthening in the Canadian dollar is not expected to adversely impact costs against guidance in the first half of 2018 as the Company has hedged the majority of its Canadian dollar operating and capital costs at budgeted rates. Mine-site AISC were $859 per ounce, 7% lower than the prior year period reflecting a lower level of sustaining capital across a higher number of ounces sold. For the full 2017 year, total cash costs were $658 per ounce and mine-site AISC were $834 per ounce, compared to $657 and $897 per ounce, respectively, in the prior year. The decrease in mine-site AISC was attributable to lower sustaining capital expenditures and a higher number of ounces sold.
Capital expenditures totaled $17.0 million in the fourth quarter, 25% lower than the same period of 2016. For 2017, capital expenditures of $80.3 million were 16% lower than 2016 and consistent with guidance. Capital spending in the fourth quarter was focused primarily on lateral development in the upper and lower mines, and lower mine infrastructure. Total capital expenditures in the fourth quarter included $8.7 million of sustaining capital and $8.3 million of growth capital.
Young-Davidson generated record mine-site free cash flow of $16.4 million in the fourth quarter driven by stronger production and lower capital spending. For 2017, Young-Davidson generated $34.2 million of mine-site free cash flow, a significant increase compared to $3.8 million in the prior year period, driven by higher production, lower costs and capital spending and higher gold prices.

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Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	42,700	44,900	160,000	154,000
Gold sales (ounces)	50,006	50,178	159,276	151,337
Financial Review (in millions)
Operating Revenues	$64.0	$60.8	$201.4	$187.3
Cost of sales (1)	$47.7	$56.8	$153.0	$164.6
Earnings from operations	$14.5	$3.3	$41.7	$20.7
Cash provided by operating activities	$22.3	$19.6	$64.3	$59.7
Capital expenditures (sustaining) (2)	$0.9	$1.6	$5.5	$8.4
Capital expenditures (Mulatos growth) (2),(6)	$8.1	$7.9	$25.9	$24.5
La Yaqui Phase I construction cost (2)	$0.0	$0.0	$12.5	$0.0
Mine-site free cash flow, excluding La Yaqui construction capital (2)	$13.3	$10.1	$32.9	$26.8
Cost of sales, including amortization per ounce of gold sold (1)	$954	$1132	$961	$1088
Total cash costs per ounce of gold sold (2)	$762	$877	$775	$838
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$798	$931	$835	$916
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,575,306	1,795,562	8,485,933	7,034,978
Total waste mined - open pit	1,719,986	2,614,810	6,443,971	9,184,468
Total tonnes mined - open pit	4,515,673	4,410,372	15,566,165	16,396,080
Waste-to-ore ratio (operating)	0.67	1.46	0.76	1.31
Tonnes of ore mined - underground	23,238	25,139	100,701	122,516
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,745,513	1,709,346	6,796,155	6,552,742
Average grade of gold processed (5)	0.91	0.81	0.92	0.81
Contained ounces stacked	51,242	44,609	201,222	170,600
Mill Operations
Tonnes of high grade ore milled	31,449	33,867	133,328	133,720
Average grade of gold processed (5)	8.15	9.76	9.42	11.23
Contained ounces milled	8,238	10,623	40,378	48,284
Total contained ounces stacked and milled	59,480	55,232	241,600	218,884
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	72%	81%	66%	70%
Ore crushed per day (tonnes) - combined	19,300	18,900	19,000	18,300

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $1.0 million and $6.9 million for the three and twelve months ended December 31, 2017.
Mulatos produced 42,700 ounces of gold in the fourth quarter of 2017, including approximately 7,000 ounces from La Yaqui Phase I. Production in the quarter was slightly lower than the prior year period due to lower production from the mill circuit. For the full year, Mulatos produced 160,000 ounces of gold, achieving the top end of production guidance for 2017.
Total crusher throughput averaged 19,300 tpd, above the same period of 2016 reflecting the startup of La Yaqui Phase I. A total of 1,745,513 tonnes were stacked in the fourth quarter, at a grade of 0.91 g/t Au, both higher than the same period of 2016 due to a combination of mine sequencing, positive grade reconciliation and the addition of higher grade tonnes from La Yaqui Phase I. The waste-to-ore ratio of 0.67:1 was lower than the prior year period and 2017 guidance due to mine sequencing and the addition of La Yaqui Phase I, which has a minimal waste-to-ore ratio.
La Yaqui Phase I construction was completed in the third quarter, ahead of schedule and on budget. For the full year 2017, La Yaqui produced 10,000 ounces of gold.

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Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 but higher than the third quarter of 2017. For the fourth quarter, 31,449 tonnes were milled at an average grade of 8.15 g/t Au. The underground San Carlos deposit and high grade surface stockpiles are expected to be depleted during the first half of 2018. At the end of 2017, the Company had approximately 28,000 tonnes remaining in high grade stockpiles which will continue to supplement mill feed during that period.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 72% in the quarter compared to 81% in the prior year period. For the full year, the recovery ratio was 66%, slightly lower than plan reflecting a temporary increase in ounces on the leach pad which will be recovered in 2018.
Financial Review
For the three months ended December 31, 2017, revenues of $64.0 million were $3.2 million higher than the prior-year period reflecting a higher realized gold price during the quarter. For 2017, revenues of $201.4 million were $14.1 million higher than the prior year, attributable to both more ounces sold and a higher realized gold price.
Cost of sales in the fourth quarter of $47.7 million were lower than the prior-year period as gross costs decreased reflecting a lower waste-to-ore ratio, lower amortization per ounce charges, and the inclusion of lower cost La Yaqui Phase I production. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $153.0 million were $11.6 million lower than the prior-year period, driven by a lower waste-to-ore ratio and lower mining and processing costs.
Total cash costs of $762 per ounce in the fourth quarter were 13% lower than $877 per ounce in the prior year period, reflecting higher grades stacked, a lower waste-to-ore ratio, and the addition of lower cost La Yaqui Phase I production. Mine-site AISC in the quarter were $798 per ounce, $133 or 14% lower than the prior year period reflecting lower total cash costs and lower sustaining capital. For 2017, total cash costs were $775 per ounce and mine-site AISC were $835 per ounce, a significant improvement from 2016 reflecting higher grades stacked, a lower waste-to-ore ratio and lower cost La Yaqui Phase I production.
The improvement of the cost profile at Mulatos resulted in another strong quarter from a cash flow perspective, generating $13.3 million in mine-site free cash flow. For the full year, Mulatos generated $32.9 million in mine-site free cash flow, reflecting strong earnings from operations, an increase in Value Added Tax ("VAT") refunds and lower sustaining capital.

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Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017 (1)	2016 (1)	2017 (1)	2016 (1)
Gold production (ounces) (1)	9,000	—	9,000	—
Gold sales (ounces) (1)	11,720	—	11,720	—
Financial Review (in millions)
Operating Revenues	$14.9	$—	$14.9	$—
Cost of sales (2)	$13.4	$—	$13.4	$—
Earnings from operations	$1.5	$—	$1.5	$—
Cash provided by operating activities	$11.8	$—	$11.8	$—
Capital expenditures (sustaining) (3)	$1.7	$—	$1.7	$—
Capital expenditures (growth) (3)	$3.1	$—	$3.1	$—
Mine-site free cash flow (3)	$7.0	$—	$7.0	$—
Cost of sales, including amortization per ounce of gold sold (2)	$1,143	$—	$1,143	$—
Total cash costs per ounce of gold sold (3)	$401	$—	$401	$—
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$546	$—	$546	$—
Underground Operations
Tonnes of ore mined	94,407	89,881	374,962	318,045
Tonnes of ore mined per day ("tpd")	1,026	977	1,027	869
Average grade of gold (5)	9.44	8.83	9.42	8.67
Metres developed	1,667	1,464	6,906	5,218
Unit mining costs per tonne	$100	$87	$95	$103
Unit mining costs per tonne (CAD)	$127	$116	$124	$136
Mill Operations
Tonnes of ore processed	84,559	83,091	338,603	297,757
Tonnes of ore processed per day	919	903	928	814
Average grade of gold (5)	8.46	9.31	9.36	9.02
Contained ounces milled	23,005	24,857	101,842	86,345
Average recovery rate	96%	97%	97%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").
Island Gold produced 22,100 ounces of gold in the fourth quarter of 2017 (9,000 ounces of which is attributable to the Company for the period subsequent to November 23, 2017) down slightly from the prior year period reflecting lower grades milled. Full year production of 98,600 ounces exceeded full year guidance of 87,000 to 93,000 ounces. This also represented an 18% increase from 2016 reflecting higher mining and milling rates as well as grades processed.
The Company mined 94,407 tonnes of ore from underground in the fourth quarter of 2017, or 1,026 tpd, slightly higher than the prior year period. Underground mining rates are expected to average about 1,000 tpd in 2018, consistent with the rates achieved in 2017. Underground grades in the fourth quarter were 9.44 g/t Au, higher than the prior year period due to mine sequencing.
During the fourth quarter, 84,559 tonnes or 919 tpd were processed through the mill with grades averaging 8.46 g/t Au, lower than the prior year period. Mill throughput is expected to average 980 tpd in 2018 with mill grades ranging between 8.3 and 8.9 g/t Au. Expected tonnes mined, milled and grades processed for 2018 are all consistent with the Phase I expansion PEA released in 2017.
The operation is currently undergoing a mill expansion to 1,100 tpd. The mill expansion is expected to be completed during the second half of 2018. Higher mill throughput will drive strong production growth and lower costs into 2019. This, combined with lower capital spending, will generate significant free cash flow growth in 2019.
Financial Review
For the period of Alamos' ownership of the asset (subsequent to November 23, 2017), the Company sold 11,720 ounces and generated revenues of $14.9 million. Cost of sales were $13.4 million and includes mining and processing costs, royalties, and amortization expense. Cost of sales includes a one-time charge of $5.9 million within amortization

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expense related to the fair value adjustment of Island Gold. Total cash costs were $401 per ounce and mine-site AISC were $546 per ounce relating to the ounces sold by Alamos, and not indicative of full year results given the short-period of time under ownership.
El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	12,100	16,114	60,400	68,000
Gold sales (ounces)	12,585	16,393	61,182	68,835
Financial Review (in millions)
Operating Revenues	$16.0	$20.2	$76.8	$83.0
Cost of sales (1)	$17.4	$20.7	$77.0	$81.0
(Loss) earnings from operations	($1.4)	($0.5)	($0.2)	$2.0
Cash provided by operating activities	$0.6	$0.2	$4.8	$5.6
Capital expenditures	$0.2	$0.2	$1.4	$0.8
Mine-site free cash flow (2)	$0.4	$—	$3.4	$4.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,383	$1,263	$1,259	$1,177
Total cash costs per ounce of gold sold (2)	$1,311	$1,171	$1,188	$1,052
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,335	$1,190	$1,218	$1,069
Open Pit Operations
Tonnes of ore mined	895,545	1,641,448	4,475,004	6,306,469
Total tonnes mined	4,156,001	8,604,171	22,646,606	31,288,807
Waste-to-ore ratio (operating)	3.64	4.24	4.06	3.96
Average grade of gold (4)	0.48	0.61	0.47	0.60
Crushing and Heap Leach Operations
Total tonnes of ore stacked	988,640	1,699,327	4,536,847	6,320,627
Average grade of gold (4)	0.48	0.61	0.50	0.60
Total contained ounces stacked	15,257	33,327	72,932	121,928
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	10,700	18,500	12,400	17,300
Recovery ratio (ratio of ounces produced to contained ounces stacked)	79%	48%	83%	56%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 12,100 ounces of gold in the fourth quarter compared to 16,114 ounces in the prior year period. Quarterly production decreased in the fourth quarter reflecting lower stacking rates during 2017. For the full year, El Chanate produced 60,400 ounces of gold, achieving the top end of production guidance. Full year production benefited from the recovery of ounces stacked in previous year, resulting in a drawdown of leach pad inventory.
El Chanate is expected to continue to produce at lower than historical rates in 2018 as the mine reaches the end of mining activities by mid-year. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching of the pad. This is expected to drive higher mine-site free cash flow from the operation in the second half of the year.
In 2017 El Chanate continued with industry leading safety performance achieving milestones of 1,100 days and 4.8 million hours without a Lost Time Injury ("LTI") by year end. The site continues its strong commitment to ensuring all of our employees go home safe every day. The site achieved 5 million hours on February 1, 2018.
Financial Review
For the three months ended December 31, 2017, revenue of $16.0 million was $4.2 million lower than the prior year period, reflecting less ounces sold, partially offset by higher realized gold prices. For 2017, revenue of $76.8 million was $6.2 million lower.

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For the fourth quarter, cost of sales were lower than the prior-year period, decreasing by $3.3 million to $17.4 million as a result of lower gold sales and a lower amortization per ounce. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $77.0 million were $4.0 million lower than the prior-year period.
Total cash costs of $1,311 per ounce and mine-site all-in sustaining costs of $1,335 per ounce in the fourth quarter increased from the same period of 2016 due to lower grades stacked. For 2017, total cash costs were $1,188 per ounce and mine-site AISC were $1,218 per ounce, also attributable to lower grades stacked.
El Chanate continued to generate positive mine-site free cash flow of $0.4 million in the quarter, and $3.4 million for 2017. Given El Chanate's higher cost structure, the Company has hedged all of its expected 2018 gold production through gold collar contracts, ensuring a minimum gold price of $1,270 and participation up to a price of $1,444 per ounce.

Fourth Quarter 2017 Development Activities
Mulatos District
La Yaqui Phase I
During 2017, the Company spent $12.5 million to complete construction of the first phase of La Yaqui. In early September, the Company announced the completion of construction and commercial production ahead of schedule and within budget. La Yaqui Phase I produced 10,000 ounces in 2017 and is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs over an approximate three year mine life.
Cerro Pelon and La Yaqui Grande
The Company invested $7.9 million at Cerro Pelon and La Yaqui Grande in 2017 consisting of $6.9 million of capitalized exploration and $1.0 million focused on early stage engineering and baseline work in support of permitting. The capital budget for Cerro Pelon in 2018 is $8 million which will be spent on engineering, permitting and early stage construction activities. The Cerro Pelon deposit is located approximately three kilometres from the existing Mulatos operation. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit is expected to be trucked to the existing heap leach circuit for processing. The environmental impact assessment (“MIA”) for Cerro Pelon is expected to be finalized and submitted mid-2018. Following approval, construction and pre-stripping activities are expected to take approximately 18 months with initial production expected in 2020.
La Yaqui Grande’s capital budget for 2018 is $5 million with spending focused on permitting and project engineering. The MIA is expected to be completed and submitted by the end of 2018 with construction and pre-stripping activities commencing in the latter part of 2019 and production in 2021. Similar to La Yaqui Phase I, La Yaqui Grande will be developed as a standalone, open pit, heap leach operation. La Yaqui Grande exploration activities in 2017 were successful in increasing the Mineral Reserves by 28% to 644,000 ounces (14.3 million tonnes grading 1.4 g/t Au).
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada. The Company released a positive Feasibility Study on the project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
The 2018 capital budget for Lynn Lake is $12 million, comprised of $8 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction. The Company will also be evaluating various opportunities to enhance the project’s economics as outlined in the December 2017 Feasibility Study. This includes incorporating exploration success over the past year and ongoing results with a further $4 million budgeted for exploration in 2018.

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During the fourth quarter, $1.4 million was spent at Lynn Lake ($17.3 million for 2017) on development and exploration activities. Spending for the year consisted of completing the Feasibility Study, exploration activities and the purchase and cancellation of a 2.0% net smelter return royalty.
Turkey
The Company has been granted the Environmental Impact Assessment and Forestry Permits for Kirazlı and is awaiting the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
The 2018 capital budget for Kirazlı is $100 million which will be focused on construction and development of the project. Development activities including power line construction, tree clearing and road relocation began in the second half of 2017 and will continue into 2018. The Company has awarded several key contracts which will comprise the majority of the spending in 2018, including civil works and the water reservoir.
Approximately 80% of the 2018 budget is contingent upon receipt of the GSM permit. The remainder of Kirazlı's initial capital will be spent in 2019 with initial gold production expected in the second half of 2019. Kirazlı is expected to produce more than 100,000 ounces of gold in its first full year of production at mine-site AISC of less than $400 per ounce. This is expected to drive company-wide production growth of more than 20% between 2018 and 2020, while significantly lowering the Company’s cost profile.
For the three and twelve months ended December 31, 2017, total development expenditures in Turkey were $6.0 million and $16.5 million respectively.
Other
The Company capitalized $0.2 million related to the Esperanza Project ($1.9 million, year to date) and capitalized $0.4 million to Quartz Mountain during the fourth quarter ($2.2 million, year to date).

Fourth Quarter 2017 Exploration Activities
Mulatos District, Mexico
The Company has a large exploration package covering 28,777 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. In 2017, the Company invested $13.6 million in exploration activities within the Mulatos District, of which $6.9 million was capitalized and $6.7 million was expensed. After significant exploration success at La Yaqui Grande, emphasis in 2018 will move to other parts of the district including El Carricito, El Halcon and El Jaspe.
La Yaqui Grande
The Company continued drilling at La Yaqui Grande during the fourth quarter, with a total of 4,587 metres (“m”) of drilling undertaken in 30 holes. Exploration spending at La Yaqui Grande in the fourth quarter of 2017 totaled $0.9 million ($5.7 million year-to-date).
Exploration drilling in 2017 resulted in an increase of Mineral Reserves at La Yaqui Grande by 28% to 644,000 ounces (14.3 million tonnes grading 1.4 g/t Au).
Island Gold, Canada
Surface exploration drilling
Surface exploration drilling continued at Island Gold Mine during the fourth quarter of 2017 with 9,705 m drilled in 11 holes. Seven deep directional holes were completed for a total of 5,645 m of diamond core. This drilling was peripheral to deep inferred resource blocks below the 1,000 m level and comprised both infill holes and 100 meter spaced step-out holes. The area covered by this exploration drilling covers a 950m strike length and a 200m vertical extent.
In 2018, diamond drilling programs will focus on defining new inferred resources.

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Underground exploration drilling
During the fourth quarter of 2017, a total of 5,721m of underground exploration diamond drilling was completed. This comprised 1,716 m from the 620 level in and 4,005 m from the 840 level. The objective of this drilling was to identify new resources close to known resource or reserve blocks.
Delineation drilling at Island Gold in 2017 was successful in increasing mineral reserves by 18%, net of mining depletion. In addition, the 2017 exploration drilling resulted in the addition of new mineral resources.
Lynn Lake, Canada
Exploration drilling continued at Lynn Lake during the fourth quarter of 2017 with 4,116 m drilled in 13 holes. This was scout drilling to test the structures between the Linkwood and Burnt Timber deposits. Total spending in the fourth quarter was $0.9 million ($3.4 million year-to-date).
A total of $4 million and 10,000 m of drilling is budgeted at the Lynn Lake project for 2018.

Review of Fourth Quarter Financial Results
During the fourth quarter of 2017, the Company sold 126,786 ounces of gold for total proceeds of $161.7 million, a 22% increase compared to the prior year period. This reflected higher ounces sold (a $24.6 million benefit), and a higher realized price of $1,275 per ounce compared to $1,230 per ounce in the prior year period (a $4.8 million benefit). Sales at Young-Davidson were 28% higher in the quarter as a result of higher production generated by stronger underground mining rates. Island Gold contributed an additional 11,720 ounces of gold sold from November 23, 2017 onward, which generated $14.9 million in revenue. The Company's realized gold price in the fourth quarter was in line with the average London PM fix of $1,275 per ounce.
For the fourth quarter of 2017, cost of sales were $136.6 million, compared to $121.6 million in the prior-year period.
Mining and processing costs were $90.6 million compared to $86.9 million in the prior-year period. The increased costs were mainly the result of the inclusion of Island Gold, which added $4.1 million of mining and processing costs in the period.
Consolidated total cash costs for the quarter were $753 per ounce, compared to $842 in the prior year period. The decrease in total cash costs is attributable to higher grades mined at Young-Davidson and Mulatos, as well as the inclusion of lower cost ounces from Island Gold.
In the fourth quarter, AISC per ounce decreased to $902 from $1,033 in the prior year period. This was primarily driven by lower mining and processing costs and lower sustaining capital expenditures.
Royalty expense was higher in the fourth quarter at $4.9 million, compared to $3.6 million in the prior year period, primarily due to inclusion of Island Gold in the quarter, and higher ounces sold at Young-Davidson.
Amortization of $41.1 million in the quarter was higher than the prior year period expense of $31.1 million. Amortization was $324 per ounce, up from $289 per ounce in the prior year period. This reflected lower amortization at Mulatos and El Chanate, more than offset by the inclusion of Island Gold which has a higher depreciation per ounce reflecting the acquisition price of the asset. Amortization at Island Gold also included a one-time charge of $5.9 million related to a fair value adjustment of inventory.
The Company recognized earnings from operations of $17.1 million in the quarter, compared to $3.5 million in the same period of 2016, driven by higher production and gold sales and stronger operating margins at Young-Davidson and Mulatos.
The Company reported a net loss of $4.7 million in the quarter, compared to a net loss of $20.6 million in the same period of 2016. The loss in the quarter was primarily attributable to transaction costs of $3.8 million, an expense related to the valuation of the replacement options of $1.3 million, and a one-time charge of $5.9 million ($4.1 million, after tax) related to fair value adjustment of inventory, all related to the Richmont acquisition. Included in net loss is $5.1 million of foreign exchange related losses as a result of the weakening Canadian dollar and Mexican Peso in the quarter, recorded in foreign exchange loss.

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Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2017 and December 31, 2016 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2017 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 22, 2018 at 11:00 am ET to discuss the fourth quarter and year-end 2017 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until March 22, 2018 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5164885. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	total mine-site free cash flow

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any

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standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Cash flow from operating activities	$48.6	$38.3	$163.5	$135.7
Add back: Changes in working capital and cash taxes	4.1	(4.3)	19.8	12.3
Cash flow from operating activities before changes in working capital and cash taxes	$52.7	$34.0	$183.3	$148.0
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$48.6	$38.3	$163.5	$135.7
Less: operating cash flow used by non-mine site activity	(19.5)	(7.5)	(31.9)	(28.0)
Cash flow from operating mine-sites	$68.1	$45.8	$195.4	$163.7

Mineral property, plant and equipment expenditure	$39.2	$37.5	$162.5	$146.5
Less: capital expenditures from development projects, and corporate	(8.2)	(5.2)	(44.6)	(18.2)
Capital expenditure from mine-sites	$31.0	$32.3	$117.9	$128.3

Total mine-site free cash flow	$37.1	$13.5	$77.5	$35.4

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$33.4	$26.0	$114.5	$98.4
Mineral property, plant and equipment expenditure	(17.0)	(22.6)	(80.3)	(94.6)
Mine-site free cash flow	$16.4	$3.4	$34.2	$3.8

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Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$22.3	$19.6	$64.3	$59.7
Mineral property, plant and equipment expenditure	(9.0)	(9.5)	(43.9)	(32.9)
Less: La Yaqui Phase I construction cost	—	—	12.5	—
Mulatos mineral property, plant and equipment expenditure	($9.0)	($9.5)	($31.4)	($32.9)
Mine-site free cash flow[1]	$13.3	$10.1	$32.9	$26.8
1. Excludes construction capital at La Yaqui Phase I.

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$11.8	—	$11.8	—
Mineral property, plant and equipment expenditure	(4.8)	—	(4.8)	—
Mine-site free cash flow	$7.0	$—	$7.0	$—

El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$0.6	$0.2	$4.8	$5.6
Mineral property, plant and equipment expenditure	(0.2)	(0.2)	(1.4)	(0.8)
Mine-site free cash flow	$0.4	$—	$3.4	$4.8
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are

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deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$90.6	$86.9	$315.6	$297.0	$259.2
Royalties	4.9	3.6	15.6	13.3	7.3
Inventory and other adjustments	—	—	—	—	(29.4)
Total cash costs	$95.5	$90.5	$331.2	$310.3	$237.1
Gold ounces sold	126,786	107,505	430,115	389,151	309,468
Total cash costs per ounce	$753	$842	$770	$797	$766

Total cash costs	$95.5	$90.5	$331.2	$310.3	$237.1
Corporate and administrative(1)	4.6	4.6	15.5	16.3	17.6
Sustaining capital expenditures(2)	11.5	12.3	42.7	49.2	68.2
Share-based compensation	1.1	0.9	6.2	10.2	5.1
Sustaining exploration	1.0	1.6	3.9	3.5	3.4
Accretion of decommissioning liabilities	0.7	0.5	2.7	2.1	1.3
Realized gains on FX options	—	0.6	(0.8)	1.6	5.0
Total all-in sustaining costs	$114.4	$111.0	$401.4	$393.2	$337.7
Gold ounces sold	126,786	107,505	430,115	389,151	309,468
All-in sustaining costs per ounce	$902	$1,033	$933	$1,010	$1,091

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2015
Capital expenditures per cash flow statement	$39.2	$37.5	$162.5	$146.5	$163.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(8.3)	(12.1)	(46.2)	(54.6)	(61.1)
Mulatos	(8.1)	(7.9)	(38.4)	(24.5)	(9.9)
Island Gold	(3.1)	—	(3.1)	—	—
El Chanate	—	—	—	—	(0.9)
Corporate and other	(8.2)	(5.2)	(32.1)	(18.2)	(23.0)
	$11.5	$12.3	$42.7	$49.2	$68.2

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Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$35.1	$26.5	$125.9	$107.4
Royalties	1.1	0.8	4.4	3.7
Total cash costs	$36.2	$27.3	$130.3	$111.1
Gold ounces sold	52,475	40,934	197,937	168,979
Total cash costs per ounce	$690	$667	$658	$657

Total cash costs	$36.2	$27.3	$130.3	$111.1
Sustaining capital expenditures	8.7	10.5	34.1	40.0
Exploration	0.1	0.1	0.4	0.3
Accretion of decommissioning liabilities	0.1	—	0.2	0.1
Total all-in sustaining costs	$45.1	$37.9	$165.0	$151.5
Gold ounces sold	52,475	40,934	197,937	168,979
Mine-site all-in sustaining costs per ounce	$859	$926	$834	$897

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$34.9	$41.2	$112.9	$117.2
Royalties	3.2	2.8	10.6	9.6
Total cash costs	$38.1	$44.0	$123.5	$126.8
Gold ounces sold	50,006	50,178	159,276	151,337
Total cash costs per ounce	$762	$877	$775	$838

Total cash costs	$38.1	$44.0	$123.5	$126.8
Sustaining capital expenditures	0.9	1.6	5.5	8.4
Exploration	0.4	0.7	1.9	1.9
Accretion of decommissioning liabilities	0.5	0.4	2.1	1.6
Total all-in sustaining costs	$39.9	$46.7	$133.0	$138.7
Gold ounces sold	50,006	50,178	159,276	151,337
Mine-site all-in sustaining costs per ounce	$798	$931	$835	$916

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Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$4.1	$—	$4.1	$—
Royalties	0.6	—	0.6	—
Total cash costs	$4.7	$—	$4.7	$—
Gold ounces sold	11,720	—	11,720	—
Total cash costs per ounce	$401	$—	$401	$—

Total cash costs	$4.7	$—	$4.7	$—
Sustaining capital expenditures	1.7	—	1.7	—
Exploration	—	—	—	—
Total all-in sustaining costs	$6.4	$—	$6.4	$—
Gold ounces sold	11,720	—	11,720	—
Mine-site all-in sustaining costs per ounce	$546	$—	$546	$—

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$16.5	$19.2	$72.7	$72.4
Total cash costs	$16.5	$19.2	$72.7	$72.4
Gold ounces sold	12,585	16,393	61,182	68,835
Total cash costs per ounce	$1,311	$1,171	$1,188	$1,052

Total cash costs	$16.5	$19.2	$72.7	$72.4
Sustaining capital expenditures	0.2	0.2	1.4	0.8
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.4
Total all-in sustaining costs	$16.8	$19.5	$74.5	$73.6
Gold ounces sold	12,585	16,393	61,182	68,835
Mine-site all-in sustaining costs per ounce	$1,335	$1,190	$1,218	$1,069
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Net earnings	($4.7)	($20.6)	$26.6	($17.9)
Add back:
Finance expense	1.4	6.4	9.1	24.0
Amortization	41.1	31.1	125.6	119.0
Loss on redemption of senior secured notes	—	—	29.1	—
Deferred income tax expense (recovery)	6.0	11.5	(16.3)	6.5
Current income tax expense	4.3	0.9	11.9	3.8
EBITDA	$48.1	$29.3	$186.0	$135.4
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$200.8	$252.2
Equity securities	35.8	14.1
Amounts receivable	34.5	44.9
Inventory	161.2	131.7
Other current assets	14.4	11.6
Total Current Assets	446.7	454.5

Non-Current Assets
Long-term inventory	68.7	75.8
Mineral property, plant and equipment	2,753.4	1,918.2
Other non-current assets	45.0	43.7
Total Assets	$3,313.8	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$96.8	$94.5
Current portion of financing obligations	4.2	3.6
Income taxes payable	5.7	1.5
Total Current Liabilities	106.7	99.6

Non-Current Liabilities
Deferred income taxes	477.0	291.0
Decommissioning liabilities	44.6	39.6
Debt and financing obligations	3.3	301.3
Other non-current liabilities	1.0	1.3
Total Liabilities	632.6	732.8

E Q U I T Y
Share capital	$3,691.7	$2,822.2
Contributed surplus	89.5	70.9
Warrants	4.0	3.5
Accumulated other comprehensive income	13.0	0.4
Deficit	(1,117.0)	(1,137.6)
Total Equity	2,681.2	1,759.4
Total Liabilities and Equity	$3,313.8	$2,492.2

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
OPERATING REVENUES	$161.7	$132.2	$542.8	$482.2

COST OF SALES
Mining and processing	90.6	86.9	315.6	297.0
Royalties	4.9	3.6	15.6	13.3
Amortization	41.1	31.1	125.6	119.0
	136.6	121.6	456.8	429.3
EXPENSES
Exploration	2.3	1.6	8.3	5.1
Corporate and administrative	4.6	4.6	15.5	16.3
Share-based compensation (note 8)	1.1	0.9	6.2	10.2
	144.6	128.7	486.8	460.9
EARNINGS FROM OPERATIONS	17.1	3.5	56.0	21.3

OTHER EXPENSES
Finance expense	(1.4)	(6.4)	(9.1)	(24.0)
Foreign exchange (loss) gain	(5.1)	(7.8)	5.0	(12.5)
Other (loss) gain	(5.0)	2.5	(0.6))	7.6
Loss on redemption of senior secured notes	—	—	(29.1)	—
EARNINGS (LOSS) BEFORE INCOME TAXES	$5.6	($8.2)	$22.2	($7.6)

INCOME TAXES
Current income tax expense	(4.3)	(0.9)	(11.9)	(3.8)
Deferred income tax (expense) recovery	(6.0)	(11.5)	16.3	(6.5)
NET (LOSS) EARNINGS	($4.7)	($20.6)	$26.6	($17.9)

Items that may be subsequently reclassified to net earnings:
Realized disposition on equity securities, reclassified to net loss	—	—	—	(0.3)
Unrealized gains on equity securities, net of taxes	—	(0.4)	—	5.1
Gain on currency hedging instruments, net of taxes	(1.4)	—	6.0	—
Items that will not be reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	3.9	—	6.6	—
Total other comprehensive income	$2.5	($0.4)	$12.6	$4.8
COMPREHENSIVE INCOME	($2.2)	($21.0)	$39.2	($13.1)

EARNINGS PER SHARE
– basic	($0.01)	($0.08)	$0.09	($0.07)
– diluted	($0.01))	($0.08)	$0.09	($0.07)
Weighted average number of common shares outstanding (000's)
– basic	337,178	267,067	305,521	265,234
– diluted	337,178	267,067	309,021	267,575

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
CASH PROVIDED BY:
OPERATING ACTIVITIES
Net earnings for the period	($4.7)	($20.6)	$26.6	($17.9)
Adjustments for items not involving cash:
Amortization	41.1	31.1	125.6	119.0
Foreign exchange loss (gain)	5.1	7.8	(5.0)	12.5
Current income tax expense	4.3	0.9	11.9	3.8
Deferred income tax expense (recovery)	6.0	11.5	(16.3)	6.5
Share-based compensation	1.1	0.9	6.2	10.2
Finance expense	1.4	6.4	9.1	24.0
Loss on redemption of senior secured notes	—	—	29.1	—
Other items	(1.6)	(4.0)	(3.9)	(10.1)
Changes in working capital and cash taxes	(4.1)	4.3	(19.8)	(12.3)
	48.6	38.3	163.5	135.7
INVESTING ACTIVITIES
Mineral property, plant and equipment	(39.2)	(37.5)	(162.5)	(146.5)
Purchase of Lynn Lake gold project royalty	—	—	(6.7)	—
Cash received from Richmont acquisition	46.2	—	46.2	—
Other	—	(1.9)	3.6	(5.0)
	7.0	(39.4)	(119.4)	(151.5)
FINANCING ACTIVITIES
Net proceeds from bought deal financing	—	—	239.1	—
Repayment of senior secured notes	—	—	(327.2)	—
Repayment of equipment financing obligations	(0.9)	(3.8)	(4.4)	(9.7)
Interest paid	—	(12.2)	(12.2)	(24.4)
Revolving credit facility transaction fees	—	—	(2.1)	(1.1)
Proceeds from the exercise of options and warrants	0.1	—	3.5	7.4
Dividends paid	(3.0)	(2.7)	(6.0)	(5.4)
Proceeds from issuance of flow-through shares	—		11.7	20.4
	(3.8)	(18.7)	(97.6)	(12.8)
Effect of exchange rates on cash and cash equivalents	—	(1.9)	2.1	(2.1)
Net increase (decrease) in cash and cash equivalents	51.8	(21.7)	(51.4)	(30.7)
Cash and cash equivalents - beginning of period	149.0	273.9	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF PERIOD	$200.8	$252.2	$200.8	$252.2

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